Le Bread Xpress

Hardware Retail Food Tech Hospitality Advertising

Revolutionary Micro-Bakery Which Bakes Fresh Pizza and Pastry in Seconds, 24/7

LEBREADXPRESS.COM SAN JOSE



24/7
HOT
HOT
Bake



We develop and distribute cutting edge micro-baking technology in the form of a unique vending machine that can be easily set up in a variety of high-traffic locations. The machine quickly delivers warm, fresh-baked products using French artisan recipes. Target markets include universities, corporate offices, hospitals, hotels,... more

Benoit Herve CEO and Founder @ Le Bread Xpress

Why you may want to support us...

1. We are starting to generate revenue ($130,000 in Q3 2019)
2. 10 machines are on order, with contractual option to sell 65 additional machines within the next 6 months
3. Customers include UC Berkeley and a large automotive manufacturer
4. Agreement signed with the world's largest food service operator for initial deployment in California
5. $600,000 raised

Why investors ❤ us

WE'VE RAISED $1,108,638 SINCE OUR FOUNDING

This machine will really have a big impact on food availability. I cannot wait to have it in airport or hotel as I travel a lot and always disappointed by options available outside regular hours

Paul Herrera
Engineering Manager



Smart vending machines are the way of the future! Le Bread Xpress is carving out a dominant place in the ecosystem of food vending machines. I look forward to them being the next unicorn company in the near future.

Lyle Notice
Techy geek who loves angel investing, travel and learning about culture.



This is a unique investment for me, I think it will do absolutely great.

Keith Williams

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Benoit Herve
CEO and Founder
20 years experience in business development, marketing, and go-to-market strategies. Technical leader in several large tech corporations and business executive in 2 successful startups with $80M/$120M exit.



Anthony Fontaine
Business Development Director
Business development and operations professional with deep experience in planning, selling, managing logistics, and bringing to market different types of food and wine products and experiences.

In the news

SFGATE LOSTINSF HASTINGS Forbes

Downloads

- Pizza Machine Image.pdf
- Le Bread Xpress Pitch WEFUNDER Pre-Series A 20200318 1 .pdf

The Story of Le Bread Xpress

The passion for baking runs in the family, as my grandfather was a baker in France. Le Bread Xpress is my way of continuing what my grandfather started 80 years ago, but with a new, modern twist. Bread is a staple of daily life, not only in France, but across the world.


BOULANGERIE PATISSERIE DU PETIT PARC
SALON DE THE
SIROPS
PATISSERIE FINE
GLACES
CROISSANTS

Photo of my grandfather and father in the 1940s in front of their bakery in Nantes, France

After moving to the US, my daily quest became locating the best bread. Most findings lacked freshness or quality. Meanwhile, an innovative baguette machine in France provided the perfect inspiration, and I resolved to bring this technology and new concept of the micro-bakery to the US market.

The Micro-Bakery - *Bake Xpress*

New concept: from bread to baked goods

Evolving from our original vending machine concept *Le Bread Xpress*, we developed "Bakery in a box," a versatile micro-baking machine that can store and deliver a wide range of high-quality, delicious fresh products, 24/7 - anytime and on-demand. Enter the new concept we call *Bake Xpress*.

Superior products from legendary La Boulangerie

To ensure customer satisfaction, we partnered with San Francisco's high-quality supplier La Boulangerie, known for its authenticity and unrivaled standards. La Boulangerie is currently experiencing a remarkable expansion. Read about it **here.** Delicious baked goods range from thin-crust pizzas to sweet or savory croissants.

Modern technology

The machine is now available in and released to the US market. Its advanced technology answers the needs of millennials for fast, high-quality fare with:

- 55" touch screen for easy menu selection

- Ability to display ads on the screen

- Cloud-based remote monitoring, alerts, and inventory management

- Cashless payment functionality, including credit card, Apple Pay, Google Pay

Standing out above the rest

No other vending machine manufacturers offer our flexibility. Others are typically single product. We offer unlimited selection of food items and adjust the baking time accordingly.

Our other key differentiator is our full solution, from providing the technology to the quality food items and all needed support.

We have multiple IP with the manufacturer as well as several breakthrough IPs currently in progress.

$30B Market for Unattended Retail


Market Opportunities
Addressing the need of the $46B food service market with unique micro-bakeries
Our first primary targets will be high density areas with significant traffic:
Hotels
Corporation
Retails Supermarkets
Hospitals, University
Transportation Hubs Gas Station
WHOLE FOODS MARKET
Google
Hilton
...and more!

According to Accumen Research, the global intelligent vending machines market is expected to grow at a CAGR of over 14.5% in the coming years. The worldwide shipments are anticipated to exceed 6 million units by 2026. Also, the market is anticipated to reach over USD 34.3 billion by 2026*.

Existing Traction

We are already on the map for robotic food vendors:


The Food Robotics Market 2019:
thespoon.tech
HOME KITCHEN ROBOTS
Panasonic
Sereneti
Nymble
rotimatic
BRANDED DELIVERY
STARSHIP
POSTMATES
LOGISTICS & FULFILLMENT
Takeoff
ALERT INNOVATION
ROBOT-POWERED RESTAURANT PLATFORM
GourmeOn
STANDALONE STOREFRONTS
MONTY
ALBERTS
Morirobo
BRIGGO
PAZZI
BAKING COMPANY
CHOWBOTICS
TRUEBIRD
Blendid
BREAD
MAKR SHAKR
CAFE X
thespoon
The Food Robotics Market
Version 1.0: 2019
AUTONOMOUS MOBILE STOREFRONT
robomart
autox
robby
DELIVERY PLATFORM
nuro
marble
HONDA
RESTAURANTS USING ROBOTS
HUMANBAR
L2F
Zume
SPYCE
creator
cyberdog
Alibaba.com
JD.COM


Opportunities Identified
First Orders from Food Service Company
Our customers: > 10000 locations in USA - 80% USA market share operating machines. Proof of concept agreement signed for up to 75 machines
Largest food service company in the world
Corporation
University
Hospital
Transportation (Airport, train stations)
Google
WHOLE FOODS
Hilton
Customers
Large Automotive Group: 1st order for 6 Machines (Aug 2019)
UC Berkeley: 1st order from the university (September 2019)
Google Headquarters: 200 units potential
Hilton-Starwood (initial contact) 700-1000 locations
Starbucks - 8000 stores in USA
Micro market: 8000 locations in USA
7/11 stores
Le BREAD Xpress

2019 so far has produced great results, having achieved certifications for our new machine. Additionally, our first multi-products machines start operations in August 2019, with 6 more coming onboard in September 2019.

After successful implementation, we expect orders for 65 machines.

Multiple Revenue Sources

Revenue is generated from:

- Machine sales

- Items sold directly to customers

- License fees on each machine

- On-screen advertisements

Revenue Plan

We are starting to generate revenue ($130 k for Q3 2019).

<u>Revenue breakdown for an operator:</u>

With a pizza sale price of $8, a pizza cost of $2, and selling 50 per day for example, each machine can generate $12,000 of revenue per month

Cost breakdown/profit below is for ONE machine:



Cost/Profit Breakdown per month
$2,765 , 23%
$5,185 , 43%
$1,125 , 9%
$1,267 , 10%
$1,217 , 10%
$608 , 5%
Cost of good
Tax
Expense (utility,loading,Elect,lease)
Rent location
License Soft Payment LBX
Operator Gross Profit

We plan to sell 100's machines in 2020.

Existing pizza machines sell between $40,000 and $50,000 in Europe and USA.

Investor Q&A

− COLLAPSE ALL

What does your company do?

We develop and distribute cutting edge micro-baking technology in the form of a unique vending machine that can be easily set up in a variety of high-traffic locations. The machine quickly delivers warm, fresh-baked products using French artisan recipes. Target markets include universities, corporate offices, hospitals, hotels, transportation hubs, and retailers who are looking to provide a gourmet alternative to standard packaged snacks.

Where will your company be in 5 years?

We hope to be the leader in micro-baking vending technology and the best option for fast and convenient quality food. We hope to sell and manage over 10,000 vending machines in major retail outlets (7/11, Starbucks), universities, hotels, airports, and more.

What's new about what you're making? How is it different?

Our company is providing the first micro-bakery in the US that delivers hot fresh artisan bread, pizza, croissants and more within seconds. These unique machines have a state of the art touch screen interface, advertisement screen, cashless payment, and a reward program. We are also the only company offering turnkey solutions by providing the machine, the supply, and all services and maintenance support.

Who are your competitors? How are you different?

Our machines boast state of the art technology, advanced dual heating systems, and adaptive cooking time to allow for multiple types of baked goods.

We are the only oven-based vending machine manufacturer providing the food items sold in the machine. We are a one stop shop for the operators, ensuring the best quality to the consumers.

Our micro-bakery meets the latest California standards to reduce climate change. Additionally, we have revolutionary IP which will provide unmatched power savings.

How will you make money?

The revenue comes from four sources: machine sales; profit on food supplies sold to retailers; licensing/royalties on each transaction (% of the gross sale); and advertising space on the machine to third parties.

How do you acquire customers?

With aid of national brokers, we sell to food service companies (Canteen, Sodexo, Aramark) or directly to retailers (convenience stores like 7/11) and hospitality companies (hotel chains, universities, hospitals). We have a strong social media presence (Facebook, LinkedIn) as well as good coverage in the news (NBC, ABC, Forbes, Associated Press and local newspapers).

How big is the market?

The vending machine market is a $30B industry, and in the US alone, there are 7 million machines installed increasing with a 16% CAGR. From the food supply perspective in the US, the pizza market is $46B and the bread/pastries is estimated at $15B. We are targeting 5% of the serviceable market for vending machines in the US.

What's your biggest risk? What keeps you up at night?

There is a risk that a larger food group could decide to penetrate this niche in the vending machine market. However, the untapped market is large and able to accommodate competition. Another concern is the question of scaling quickly enough.

How is the new machine being perceived and what traction do you have?

Feedback on the croissant and pizza machines have been extremely positive. We have received high interest both from the retail industry as well as hospitality.

Companies such as Starbucks and 7/11 are looking into this concept to attract more people during dinner time (outside of their standard appeal). Hotel chains Hilton and Marriott approached us to offer better food options in their mid range hotel categories which do not have a restaurant.

Testimonial from the Executive VP of the largest food service company in the world: "This is the best food I ever had from a vending machine, even from a store, and the machine is the most unique machine I have seen so far."

This resulted in signing a proof of concept agreement for up to 75 machines. Additionally, we have received orders from prestigious customers such as UC Berkeley and a tier one automotive manufacturer.

What is your penetration plan for corporation and universities?

The machine is ideal for high-traffic locations such as universities, hospitals, transportation hubs. To penetrate these accounts, we are working with large food supply companies such as Canteen/Compass, Sodexo, Aramark.

How will you use the fund raised on WeFunder?

The fund raised will be used mainly for operational costs and scaling the company
- New hires (software development, technicians)
- Next model development
- IP development and IP filing
- Office and warehouse

Financials

Le Bread Xpress has financial statements ending December 31 2019. Our cash in hand is $100,000, as of July 2019. Over the three months prior, revenues averaged $25,000/month, cost of goods sold has averaged $12,000/month, and operational expenses have averaged $33,000/month.

At a Glance

January 1 to December 31

$106,000 +356%
Revenue

-$160,000
Net Loss

$20,000 +108%
Short Term Debt

$270,000
Raised in 2019

$100,000
Cash on Hand
As of 07/30/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We develop and distribute cutting edge micro-baking technology in the form of a unique vending machine that can be easily set up in a variety of high-traffic locations. The machine quickly delivers warm, fresh-baked products using French artisan recipes. Target markets include universities, corporate offices, hospitals, hotels, transportation hubs, and retailers who are looking to provide a gourmet alternative to standard packaged snacks.

We hope to be the leader in micro-baking vending technology and the best option for fast and convenient quality food. We hope to sell and manage over 10,000 vending machines in major retail outlets (7/11, Starbucks), universities, hotels, airports, and more.

Milestones

Le Bread Xpress, Inc. was incorporated in the State of California in June 2015.

Since then, we have:

- We are starting to generate revenue ($130,000 in Q3 2019)
- 10 machines are on order, with contractual option to sell 65 additional machines within the next 6 months
- Customers include UC Berkeley and a large automotive manufacturer
- Agreement signed with the world's largest food service operator for initial deployment in California
- $600,000 raised

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $106,000 compared to the year ended December 31, 2018, when the Company had revenues of $23,267. Our gross margin was 87.26% in fiscal year 2019, compared to 16.45% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $300,000, including $184,000 in cash. As of December 31, 2018, the Company had $161,263 in total assets, including $13,850 in cash.
- *Net Loss.* The Company has had net losses of $160,000 and net losses of $177,856 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $570,000 for the fiscal year ended December 31, 2019 and $549,272 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $267,500 in debt and $677,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Le Bread Xpress, Inc. cash in hand is $100,000, as of July 2019. Over the last three months, revenues have averaged $25,000/month, cost of goods sold has averaged $12,000/month, and operational expenses have averaged $33,000/month, for an average burn rate of $20,000 per month. Our intent is to be profitable in 6 months.

We have installed 10 machines in USA and 1 in UAE. We successfully completed the proof of concept development at Tesla.

However we had to Furlough our employees due to the Covd19 pandemic. This is to reduce payroll expenseWe have completed the Wefunder raise ($160 k)

We expect a new order from UAE foundation and Aswaaq supermaket in June for 9 machines ($220 k revenue) We also expect $5000 revenue per months from licensing of the machine

Expense are mostly Payroll ($20k per month)

Wefunder proceeds from crowdfunding brought $160k and then we plan to raise up to 5M later this year

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -151%

Gross Margin: 87%

Return on Assets: -53%

Earnings per Share: -$0.03

Revenue per Employee: $53,000

Cash to Assets: 61%

Revenue to Receivables: 883%

Debt Ratio: 190%

Balance Sheet GAAP .pdf

Profit and Loss GAAP .pdf

Le Bread Express Financial Statements- Reviewed.pdf

Risks

1. Larger competitor may come with more aggressive price or larger offering including full service and operations. this will impact our forecasted sales.

2. Our business plan rely mostly on keeping our largest customer which represents more than 2/3 of the sales.

3. Tariff with China may increase and lower the profit due to higher tax even if we still have the lowest cost in the industry

4. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

5. Additional certification may be needed to meet certain states requirement or environment regulation which may add delay and cost

6. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
jacques herve	retired @ retired	2015
benoit herve	CEO @ Le bread Xpress	2015
Nicholas Lavoie	Finance @ Nestle	2015

Officers

OFFICER	TITLE	JOINED
benoit herve	President Treasurer CEO Secretary CFO	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
benoit herve	5,100,000 stock	99.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
04/2020	$164,138	SAFE
07/2019	$50,000	Loan
01/2017	$7,500	Loan
02/2019	$70,000	Loan
04/2019	$150,000	SAFE
07/2015	$200,000	SAFE
06/2018	$130,000	Loan
05/2018	$10,000	Loan
08/2017	$327,000	SAFE

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Line of Credit	01/01/2017	$7,500	$7,500	3.99%		Yes
Ty Garibay	05/30/2018	$10,000	$10,000	2.0%	06/01/2020	Yes
benoit herve	06/01/2018	$130,000	$130,000	3.0%		Yes
benoit herve	02/01/2019	$70,000	$70,000	5.0%		
US Bank	07/17/2019	$50,000	$49,000	5.74%	07/17/2023	Yes

Related Party Transactions

Name	Jacques Herve
Amount Invested	$100,000
Transaction type	Safe
Issued	07/14/2015
Discount rate	0.0
Valuation cap	$2,000,000
Relationship	Father

Father - Board Member

Name	Nicolas Lavoie
Amount Invested	$100,000
Transaction type	Safe
Issued	08/18/2015
Discount rate	0.0
Valuation cap	$2,000,000
Relationship	None

Name	benoit herve
Amount Invested	$130,000
Transaction type	Loan
Issued	06/01/2018
Outstanding principal plus interest	$130,000 as of 08/2019
Interest	3.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Founder

Related party loan. There is no set repayment date; the loan is expected to be repaid as the company generates revenue.

Name	benoit herve
Amount Invested	$70,000
Transaction type	Loan
Issued	01/31/2019
Outstanding principal plus interest	$70,000 as of 08/2019
Interest	5.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Founder

Related party loan. There is no set repayment date; the loan is expected to be repaid as the company generates revenue.

Use of Funds

$75,000	42.5% working capital (including finding and leasing a warehouse, on going expenses, patent applications, legal costs) 50% equipment purchase 7.5% Wefunder intermediary fee
$500,000	50% working capital (including finding and leasing a warehouse, on going expenses, patent applications, legal costs) 42.5% equipment purchase 7.5% Wefunder intermediary fee
$1,070,000	32.5% working capital (including hiring employees, finding and leasing a warehouse, on going expenses, patent applications, legal costs) 40% development of the next generation micro bakery with AI. 20% marketing sales 7.5% Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	5,636,700	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.